UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2012

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number	1-7898

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
Lowe's 401(k) Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
 Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

LOWE’S 401(k) PLAN
- TABLE OF CONTENTS -

NOTE:
All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of and Participants in
Lowe’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Lowe’s 401(k) Plan (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
June 28, 2013

Lowe's 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011
Assets
Cash	$1,216,491	$11,377,113
Participant-directed investments at fair value	3,533,690,090	2,890,561,205
Receivables:
Due from broker for securities sold	4,620,232	2,143,096
Total receivables	4,620,232	2,143,096

Total assets	3,539,526,813	2,904,081,414

Liabilities

Due to broker for securities purchased	5,706,332	13,337,939

Net assets available for benefits at fair value	3,533,820,481	2,890,743,475

Adjustment from fair value to contract value for fully benefit- responsive stable value fund	(14,274,056)	-

Adjustment from fair value to contract value for fully benefit-responsive investment contract	-	(15,514,051)

Net assets available for benefits	$3,519,546,425	$2,875,229,424

See accompanying notes to financial statements.

Lowe's 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions
Investment income:
Net appreciation in fair value of investments	$731,639,280
Dividends	41,355,744
Interest	8,133,295
Total investment income	781,128,319

Contributions:
Participant contributions	219,668,230
Employer contributions	142,443,434
Total contributions	362,111,664

Transfers from the Allied Trade Group, Inc. defined contribution plan	636,663

Total additions	1,143,876,646

Deductions
Benefits paid to participants	499,559,645

Total deductions	499,559,645

Net increase in net assets	644,317,001

Net assets available for benefits
Beginning of year	2,875,229,424
End of year	$3,519,546,425

See accompanying notes to financial statements.

Lowe’s 401(k) Plan
Notes to Financial Statements

Note 1 - Description of the Plan

The following description of the Lowe's 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan document and summary plan description for more complete descriptions of the Plan's provisions.

General - The Plan, adopted effective February 1, 1984, is a defined contribution plan covering substantially all employees of Lowe’s Companies, Inc. and subsidiaries (the Plan Sponsor or the Company).  An employee of the Plan Sponsor is eligible to participate in the Plan six months after the employee’s original hire date.  The Administrative Committee of Lowe’s Companies, Inc. (the Administrative Committee), as appointed by the Board of Directors, controls the management and administration of the Plan.  The Plan’s trustee and recordkeeper is Wells Fargo Bank, N.A (Wells Fargo).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a safe harbor-designed plan.

On June 30, 2012, the Board of Directors of Allied Trade Group, Inc. (ATG), a subsidiary of the Company, approved the resolution to merge the ATG 401(k) plan into the Plan.  Effective July 2, 2012, all assets of the ATG 401(k) plan, totaling $636,663, were transferred to the Plan.  Participants in the former ATG 401(k) plan were fully vested on the merger date.

Contributions - Each year, participants may contribute from 1% to 50% of their pre-tax annual compensation, as defined by the Plan, subject to the Internal Revenue Code limitations.  Eligible employees hired or rehired prior to November 1, 2012, were automatically enrolled as participants at a contribution rate of 1% of their pre-tax annual compensation unless they elected otherwise.  Eligible employees hired or rehired November 1, 2012, or later must make an active election to participate in the Plan. Participants age 50 and older, or who reach age 50 during the Plan year, are eligible to contribute an additional pre-tax dollar amount per year in addition to the deferral contribution.  For 2012, the maximum annual amount of catch up that could be contributed was $5,500.  The Company makes contributions to the Plan each payroll period, based upon a matching formula applied to employee deferrals (the Company Match).  The Company Match formula is as follows:  the first 3% of contributions are matched by the Plan Sponsor at the rate of 100%; the next 2% of contributions are matched at the rate of 50%; and the next 1% of contributions are matched at the rate of 25%.  Participants are eligible to receive the Company Match pursuant to the terms of the Plan.  Participants may also contribute amounts representing eligible rollover distributions from other qualified plans.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company Match, and an allocation of Plan earnings and charged with benefit payments and an allocation of Plan losses.  Allocations are based on participant earnings or account balances.  The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account balance.

Vesting - All participants are 100% vested in the Plan at all times.

Investments – As of December 31, 2012, the 22 investment options to which participants could direct their contributions included Lowe’s Companies, Inc. common stock, one stable value fund, 11 target retirement date funds (collective trusts), seven mutual funds consisting of two small-cap funds, one mid-cap fund, two large-cap funds, one intermediate-term bond fund, and one international fund, and two separate accounts which are privately managed investment accounts designed to mirror the performance of specific mutual funds.  Excess cash is held in a non-interest bearing cash account.

The plan’s collective trust investments are designed to offer a diversified portfolio within a single fund that adjusts its underlying asset mix over time, decreasing exposure to equities and increasing exposure to bonds as each fund’s target retirement date approaches.  There are currently no redemption restrictions on these investments.

Payment of Benefits - Subsequent to termination of service, a participant with a vested account value of $1,000 or less will receive a lump-sum distribution equal to the participant’s vested account balance.  If the vested account value is greater than $1,000, a participant may elect to receive a lump-sum distribution equal to the participant’s vested account balance.  If the participant does not make such an election and the vested account value is $5,000 or less, the Plan performs a direct rollover to an individual retirement account designated by the participant or, if the participant has not designated an individual retirement account, to an individual retirement account designated by the Administrative Committee.  If the vested account value is greater than $5,000, the participant’s vested account balance remains in the Plan and is not distributed without the participant’s consent until the participant reaches age 62. The Plan allows for in-service withdrawals to participants under age 59½ only in cases of financial hardship.   Such withdrawals must total at least $1,000 and be approved by the Plan's recordkeeper or the Administrative Committee.  Participants who have attained age 59½ are entitled to a one-time in-service withdrawal of their accumulated balances.

The Plan allows for a one-time in-service withdrawal to participants in the former Lowe’s Companies Employee Stock Ownership Plan (the ESOP) who have attained 20 or more years of service with the Plan Sponsor.  The ESOP was merged into the Plan effective September 13, 2002.  Eligible participants may withdraw up to 50% of their former ESOP account balance by requesting a distribution through the Retirement Service Center.  The distribution may be transferred to either an IRA or paid directly to the participant.

Plan Year - The Plan year is January 1 to December 31.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein.  Actual results may differ from these estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Refer to Note 3 for additional details regarding the Plan’s valuation methods.

The fully benefit-responsive stable value fund held at December 31, 2012, and the investment contract held at December 31, 2011, are stated at fair value and then adjusted to be presented on a contract value basis in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Interest and dividend income are recorded on an accrual basis.  Dividends are accrued based on the ex-dividend date.  Interest earned on the stable value fund held at December 31, 2012, and the investment contract held at December 31, 2011, is reinvested on a daily basis.

Investment management expenses charged to the Plan for investments in the mutual funds, separate accounts and collective trusts are deducted from income earned on a daily basis and are not separately reflected.  Consequently, investment management expenses are reflected as a reduction of investment return for such investments.

Payments of Benefits - Benefit payments to participants are recorded upon distribution.  Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $131,579 and $974,667 at December 31, 2012, and 2011, respectively.

Administrative Expenses - As provided by the Plan document, administrative expenses (excluding certain investment management expenses) of the Plan are paid by the Plan Sponsor.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits.  There were no excess contributions as of December 31, 2012, and December 31, 2011.

Note 3 - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of the hierarchy are defined as follows:

•	Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities
•	Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
•	Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

The following tables present the Plan’s participant-directed investments measured at fair value on a recurring basis as of December 31, 2012, and 2011, respectively:

		Fair Value Measurements at Reporting Date Using
	December 31, 2012	Level 1	Level 2	Level 3
Participant-directed investments at fair value:
Common stock	$1,851,440,502	$1,851,440,502	$-	$-
Mutual funds:
Large-cap	161,220,511	161,220,511	-	-
Mid-cap	168,759,545	168,759,545	-	-
Small-cap	89,379,268	89,379,268	-	-
Intermediate bond	47,174,517	47,174,517	-	-
International	106,691,948	106,691,948	-	-
Collective trusts:
Target retirement date	584,022,126	-	584,022,126	-
Separate accounts: (1)
U.S. equities	221,961,143	221,961,143	-	-
International equities	18,458,827	18,458,827	-	-
Money market mutual funds	11,173,422	11,173,422	-	-
Corporate bonds	404,337	404,337	-	-
Exchange traded funds	401,479	401,479	-	-
Accrued income receivable	280,876	280,876	-	-
Receivables for investment securities sold	322,003	322,003	-	-
Payables for investment securities purchased	(718,010)	(718,010)	-	-
Accrued expenses	(302,774)	(302,774)	-	-
Galliard Stable Value Fund	273,020,370	-	273,020,370	-
Total participant-directed investments at fair value	$3,533,690,090	$2,676,647,594	$857,042,496	$-

		Fair Value Measurements at Reporting Date Using
	December 31, 2011	Level 1	Level 2	Level 3
Participant-directed investments at fair value:
Common stock	$1,511,480,089	$1,511,480,089	$-	$-
Mutual funds:
Large-cap	246,194,773	246,194,773	-	-
Mid-cap	250,214,995	250,214,995	-	-
Small-cap	73,692,158	73,692,158	-	-
Intermediate bond	23,865,249	23,865,249	-	-
International	91,167,447	91,167,447	-	-
Collective trusts:
Target retirement date	443,646,589	-	443,646,589	-
Investment contract	250,299,905	-	250,299,905	-
Total participant-directed investments at fair value	$2,890,561,205	$2,196,614,711	$693,946,494	$-

(1) The balances included here represent the fair values of the underlying securities of the American Century Value Account and the T. Rowe Price Mid-Cap Value Account.

When available, quoted prices in active markets are used to determine fair value.  When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy.  When quoted prices are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs.

The Plan’s investments in common stock are valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded.  The Plan’s investments in mutual funds are valued at the quoted market prices, which represent the net asset values of shares held by the Plan.  Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission and are deemed to be actively traded.  The Plan’s investments in separate accounts are valued based on the fair value of the underlying investments. The underlying investments consist of marketable securities and were valued based upon the closing price reported on the recognized securities exchange on which the individual security is traded.  The Plan’s investments in the target retirement date funds were valued at the net asset value of units of a bank collective trust. Unit values are determined by the organization sponsoring such collective trusts by dividing the collective trusts’ net assets at fair value by its units outstanding at each valuation date.  These funds were valued using the quoted prices of the underlying securities, which represent the net asset value of shares held by the Plan.  The stable value fund held at December 31, 2012, was valued at the net asset value of units of the collective trust. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The fair value of the benefit-responsive investment contract held at December 31, 2011, was determined based on the Plan’s ownership percentage applied to the value of the investment contract.  The value of the contract was determined based on the fair value of the underlying assets owned under the investment contract, consisting primarily of fixed income securities.  The fair values of the underlying securities were measured using closing sales prices reported on recognized securities exchanges, when such information was available.  When quoted prices in active markets were not available, the fair values of the underlying securities were determined using pricing models and the inputs to those pricing models were based on observable market inputs such as interest rates and credit standing of the issuer or counter-party.

For the years ended December 31, 2012 and December 31, 2012, there were no significant transfers between Levels 1, 2 or 3.

Note 4 - Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2012, and 2011:

	December 31, 2012	December 31, 2011
Lowe's Companies, Inc. common stock (1)	$1,851,440,502	$1,511,480,089
Galliard Stable Value Fund	$273,020,370	$-
Investment Contract - Metropolitan Life Insurance Company, #25066 (2)	$-	$250,299,905
Mutual fund - T. Rowe Price Mid-Cap Growth Fund (2)	$-	$150,369,540

(1) Represents a party-in-interest to the Plan. The Plan held 52,123,888 shares and 59,553,983 shares at December 31, 2012, and 2011, respectively.
(2) The Plan did not hold this investment at December 31, 2012. Balance presented for comparative purposes only.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $731,639,280 as follows:

December 31, 2012
Common stock	$558,476,673
Mutual funds:
Large-cap	24,312,463
Mid-cap	23,650,343
Small-cap	11,399,803
Intermediate bond	1,733,999
International	15,459,058
Separate accounts	31,721,715
Collective trusts:
Target retirement date	64,885,226
Net appreciation in fair value of investments	$731,639,280

Note 5 - Fully Benefit-Responsive Investments

Effective January 2012, the Plan terminated its investment contract with Metropolitan Life Insurance Company (MetLife) and transferred the existing balances to the Galliard Stable Value Fund (the Fund).

The Fund is a separate account sponsored by Galliard Capital Management Inc. (Galliard).  The beneficial interest of each participant is represented by units, with each unit representing an equal undivided interest in the underlying assets.  Unit values are calculated daily and reflect the investment experience of the assets on that day.  All contributions, interest, dividend or other income is reinvested in the Fund on a daily basis.  Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.

The Fund is an investment option that seeks to provide safety of principal and a stable credited rate of interest, while generating competitive returns over time compared to other comparable investments.  The Fund invests in assets which include investment grade fixed income securities or bond funds, and enters into wrap contracts issued by third parties.  As of December 31, 2012 the Fund held five separate wrap contracts with insurance companies.  A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances.  Wrap contracts are designed to allow a stable value portfolio to maintain a constant net asset value and protect a portfolio in extreme circumstances.

The wrap contracts contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events which include: a substantive modification of the Fund or its administration; the complete or partial termination of the Plan or its merger with another plan; the transfer of assets from the Fund directly into a competing investment option; the redemption of all or a portion of the interest in the Fund due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In the event the wrap contracts fail to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines.  The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations, which may be affected by future economic and regulatory developments.  The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets.

The wrap contracts are contractually obligated to pay the principal and a guaranteed interest rate for a specified period.  Such interest rates are reviewed on a quarterly basis for resetting.  The crediting interest rate is based on a formula agreed upon with the wrap contract providers, but may not be less than 0%.  The crediting rate of the contract will track current market yields on a trailing basis.  The average yield earned by the Fund at December 31, 2012 representing the annualized earnings of all investments in the Fund divided by the period end fair value was 0.93%.  The average yield earned by the Fund at December 31, 2012 representing the annualized earnings credited to participants in the Fund (the crediting rate), divided by the period end fair value of all investments in the Fund was 3.27%.

Both the Plan and the wrap providers have the right to cancel the wrap contracts under certain circumstances.  The wrap contracts contain termination provisions, allowing the Fund or the wrap providers to terminate with notice, at any time at fair value, and provide for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The wrap providers are obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. In addition, if the Fund defaults on its obligations under these wrap agreements, and such default is not corrected within the time permitted by these contracts, then the contracts may be terminated by the wrap provider and the Fund will receive the fair value as of the date of termination.

Prior to February 2012 and during the 2011 Plan year, the Plan held an investment contract with Metropolitan Life Insurance Company (MetLife).  MetLife maintained contributions in a general account, which was credited with earnings on the underlying investments and was charged for participant withdrawals and administrative expenses.  The contract was considered fully benefit-responsive and is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  There were no reserves against contract value for credit risk of the contract issuer or otherwise.

MetLife was contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan.  The interest rate credited to participants (Participant Rate) was adjusted annually on January 1 by MetLife after considering the current market value of the underlying funds, the anticipated market rates of the funds’ investments, expected payments into and out of the funds, the amortization of any differences between market value and guaranteed value, and the anticipated expenses.  The Participant Rate tracked current market rates (Market Rate) on a trailing basis, but could be no less than 0%.  The average yield earned by the Fund at 2011 representing the annualized earnings of all investments in the Fund divided by the period end fair value was 5.95%. The average yield earned by the Fund at 2011 representing the annualized earnings credited to participants in the Fund (the crediting rate), divided by the period end fair value of all investments in the Fund was 3.22%.

Note 6 - Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 7 - Exempt Party-in-Interest Transactions

Certain investments of the Plan include shares of common stock of Lowe’s Companies, Inc., the Plan Sponsor, shares of common stock of Wells Fargo, the Plan’s trustee and recordkeeper, and funds managed by Wells Fargo. Transactions in these investments qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2012, and 2011, the Plan held 52,123,888 shares and 59,553,983 shares, respectively, of common stock of Lowe’s Companies, Inc., with a cost basis of $866,824,894 and $900,775,644, respectively.  For the year ended December 31, 2012, the Plan recorded dividend income of $33,889,045 from these shares.

Note 8 - Tax Status

On April 21, 2010, a favorable determination letter response was received from the Internal Revenue Service (IRS) indicating that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  On January 31, 2013 the Plan Sponsor filed a Determination Letter Application with the IRS for the Plan document in effect prior to January 1, 2013, as amended as well as the restatement of the Plan effective January 1, 2013.  The Plan Sponsor, the Plan Sponsor’s benefits counsel and the Plan’s tax counsel continue to believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Under GAAP, Company Management is required to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury.  Company Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  Company Management believes it is no longer subject to income tax examinations for years prior to 2009.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Investments per the financial statements to the Form 5500 as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Net assets available for benefits:
Participant-directed investments at fair value	$3,533,690,090	$2,890,561,205
Adjustment from fair value to contract value for fully benefit-responsive stable value fund
(Notes 2 and 5)	(14,274,056)	-
Adjustment from fair value to contract value for fully benefit-responsive investment contract
(Notes 2 and 5)	-	(15,514,051)
Total Investments (Current Value column) per Form 5500 Schedule of Assets	$3,519,416,034	$2,875,047,154

Note 10: Delinquent Participant Contributions:

During the 2011 Plan year, salary deferral contributions in the amount of $1,721 for 66 participants were not deposited into the Plan within the time frame prescribed by DOL. The failure to timely deposit these salary deferral contributions into the Plan is prohibited according to ERISA. In 2012, the Company reimbursed the Plan for the delayed deferral contributions in the amount of $1,721 plus lost interest related to the usage of funds. There were no delinquent participant contributions during the 2012 Plan year.

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*Lowe's Companies, Inc.	Common Stock	**	$1,851,440,502

Galliard Stable Value Fund:

Security-backed contracts:
ING Life Insurance and Annuity Company	3.96%	**	38,575,256
Metropolitan Life Insurance Company	3.98%	**	55,336,244
New York Life Insurance Company	3.10%	**	24,706,123
The Prudential Insurance Company of America	3.45%	**	55,460,780
United of Omaha Life Insurance Company	4.89%	**	56,226,440
Total underlying securities of security-backed contracts at fair value			$230,304,843

	Receivables for investment securities sold	**	1,476,279
	Payables for investment securities purchased	**	(296,821)
	Accrued expenses	**	(87,808)
	Wrapper contract fee payable	**	(99,676)
Total security-backed contracts			$231,296,817

	Adjustment from fair value to contract value for fully benefit-responsive stable value fund	**	(14,274,056)
Total security-backed contracts at contract value			$217,022,761

Collective Trust Fund:
*Wells Fargo Short-term Investment Fund G	0.27%	**	41,723,553
Total Galliard Stable Value Fund			$258,746,314

American Funds EuroPacific Growth Fund	Mutual Fund	**	106,691,948

American Funds New Economy R6 Fund	Mutual Fund	**	54,019,953

Eagle Small-Cap Growth Fund	Mutual Fund	**	56,990,386

PIMCO Total Return Fund	Mutual Fund	**	47,174,517

T. Rowe Price Institutional Mid-Cap Equity Growth Fund	Mutual Fund	**	168,759,545

T. Rowe Price Small-Cap Value Fund	Mutual Fund	**	32,388,882

Vanguard Institutional Index Fund	Mutual Fund	**	107,200,558

Total Mutual Funds			$573,225,789

Vanguard Fiduciary Target Retirement Institutional	Collective Trust	**	25,441,081

Vanguard Fiduciary Target Retirement 2010	Collective Trust	**	21,325,123

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Vanguard Fiduciary Target Retirement 2015	Collective Trust	**	49,114,034

Vanguard Fiduciary Target Retirement 2020	Collective Trust	**	75,904,329

Vanguard Fiduciary Target Retirement 2025	Collective Trust	**	76,965,909

Vanguard Fiduciary Target Retirement 2030	Collective Trust	**	68,399,701

Vanguard Fiduciary Target Retirement 2035	Collective Trust	**	61,749,357

Vanguard Fiduciary Target Retirement 2040	Collective Trust	**	54,976,667

Vanguard Fiduciary Target Retirement 2045	Collective Trust	**	59,007,274

Vanguard Fiduciary Target Retirement 2050	Collective Trust	**	84,937,851

Vanguard Fiduciary Target Retirement 2055	Collective Trust	**	6,200,800

Total Collective Trusts			$584,022,126

American Century Value Account:

ABB Ltd.	Common Stock	**	334,116
ACE Ltd.	Common Stock	**	359,818
The ADT Corporation	Common Stock	**	445,653
Aetna Inc.	Common Stock	**	542,729
The Allstate Corporation	Common Stock	**	844,253
Apache Corp.	Common Stock	**	1,606,895
Applied Materials, Inc.	Common Stock	**	1,568,916
AT&T, Inc.	Common Stock	**	3,017,180
Avery Dennison Corporation	Common Stock	**	276,881
Barrick Gold Corporation	Common Stock	**	548,607
Becton, Dickinson and Company	Common Stock	**	1,046,260
Bemis Company, Inc.	Common Stock	**	887,125
Berkshire Hathaway Inc.	Common Stock	**	1,474,660
The Boeing Company	Common Stock	**	358,035
Boston Scientific Corporation	Common Stock	**	1,327,779
Campbell Soup Company	Common Stock	**	280,306
CareFusion Corporation	Common Stock	**	2,757,170
CenturyLink, Inc.	Common Stock	**	431,963
The Charles Schwab Corporation	Common Stock	**	1,272,885
Chevron Corporation	Common Stock	**	3,774,519
The Chubb Corporation	Common Stock	**	752,221
Cigna Corporation	Common Stock	**	231,696
Cisco Systems, Inc.	Common Stock	**	2,370,871

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
The Clorox Company	Common Stock	**	345,525
Comerica Incorporated	Common Stock	**	1,246,124
Commerce Bancshares, Inc.	Common Stock	**	686,300
ConAgra Foods, Inc.	Common Stock	**	327,657
Corrections Corporation of America	Common Stock	**	589,334
CSX Corp.	Common Stock	**	403,163
CVS Caremark Corporation	Common Stock	**	492,348
Devon Energy Corporation	Common Stock	**	808,337
Diebold, Incorporated	Common Stock	**	403,899
Dr Pepper Snapple Group, Inc.	Common Stock	**	965,245
Eli Lilly and Company	Common Stock	**	577,833
Emerson Electric Co.	Common Stock	**	411,870
Energizer Holdings Inc.	Common Stock	**	159,000
Exxon Mobil Corporation	Common Stock	**	6,266,047
Franklin Resources Inc.	Common Stock	**	185,533
Freeport-McMoRan Copper & Gold Inc.	Common Stock	**	344,120
General Dynamics Corp.	Common Stock	**	1,046,462
General Electric Company	Common Stock	**	4,063,181
General Mills, Inc.	Common Stock	**	330,150
General Motors Company	Common Stock	**	596,666
The Goldman Sachs Group, Inc.	Common Stock	**	1,373,694
Google Inc.	Common Stock	**	301,482
Great Plains Energy Incorporated	Common Stock	**	513,599
Halliburton Company	Common Stock	**	812,579
HCC Insurance Holdings, Inc.	Common Stock	**	641,612
Helmerich & Payne, Inc.	Common Stock	**	241,291
Hewlett-Packard Company	Common Stock	**	472,587
The Home Depot, Inc.	Common Stock	**	2,320,736
Honda Motor Co., Ltd.	Common Stock	**	465,408
Hospira Inc.	Common Stock	**	943,760
Imperial Oil Ltd.	Common Stock	**	2,411,282
Intel Corporation	Common Stock	**	583,850
International Game Technology	Common Stock	**	501,788
International Speedway Corp.	Common Stock	**	794,241
Japan Airlines Co. Ltd.	Common Stock	**	816,426
Johnson & Johnson	Common Stock	**	3,561,991
JPMorgan Chase & Co.	Common Stock	**	3,886,684
Kellogg Company	Common Stock	**	596,310
KeyCorp	Common Stock	**	404,429
Kimberly-Clark Corporation	Common Stock	**	290,101
Koninklijke Philips Electronics N.V.	Common Stock	**	1,107,248

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Kraft Foods Group, Inc.	Common Stock	**	609,662
L-3 Communications Holdings Inc.	Common Stock	**	132,706
Lifepoint Hospitals Inc.	Common Stock	**	804,339
Marsh & McLennan Companies, Inc.	Common Stock	**	1,222,410
Marvell Technology Group Ltd.	Common Stock	**	287,126
Medtronic, Inc.	Common Stock	**	1,523,032
Merck & Co. Inc.	Common Stock	**	2,090,929
MetLife, Inc.	Common Stock	**	1,234,657
Microchip Technology Inc.	Common Stock	**	363,867
Molex Incorporated	Common Stock	**	472,290
Mondelez International, Inc.	Common Stock	**	851,284
NetApp, Inc.	Common Stock	**	277,190
Newmont Mining Corporation	Common Stock	**	288,207
Northern Trust Corporation	Common Stock	**	3,024,899
Northrop Grumman Corporation	Common Stock	**	655,594
NV Energy, Inc.	Common Stock	**	613,531
Occidental Petroleum Corporation	Common Stock	**	1,302,523
Oracle Corporation	Common Stock	**	397,574
Peabody Energy Corp.	Common Stock	**	339,171
Pfizer Inc.	Common Stock	**	3,993,564
PG&E Corp.	Common Stock	**	1,513,058
The PNC Financial Services Group, Inc.	Common Stock	**	2,360,622
Procter & Gamble Co.	Common Stock	**	3,476,104
Prudential Financial, Inc.	Common Stock	**	759,473
QLogic Corp.	Common Stock	**	359,699
Reinsurance Group of America Inc.	Common Stock	**	573,467
Republic Services, Inc.	Common Stock	**	3,388,524
Rogers Communications Inc.	Common Stock	**	660,551
SanDisk Corp.	Common Stock	**	308,056
Schlumberger Limited	Common Stock	**	335,294
Siemens AG	Common Stock	**	207,207
Sonoco Products Co.	Common Stock	**	497,710
Southwest Airlines Co.	Common Stock	**	987,648
Southwestern Energy Co.	Common Stock	**	607,828
Speedway Motorsports Inc.	Common Stock	**	484,267
State Street Corporation	Common Stock	**	1,013,677
Stryker Corporation	Common Stock	**	850,313
Sysco Corporation	Common Stock	**	706,873
Target Corp.	Common Stock	**	944,649
TE Connectivity Ltd.	Common Stock	**	539,094
Teradyne Inc.	Common Stock	**	269,953

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Texas Instruments Inc.	Common Stock	**	66,521
Total SA	Common Stock	**	2,876,865
Toyota Motor Corporation	Common Stock	**	1,153,351
The Travelers Companies, Inc.	Common Stock	**	423,235
Tyco International Ltd.	Common Stock	**	595,501
Ultra Petroleum Corp.	Common Stock	**	1,047,805
United Parcel Service, Inc.	Common Stock	**	198,924
UnitedHealth Group Incorporated	Common Stock	**	1,213,891
Unum Group	Common Stock	**	611,421
U.S. Bancorp	Common Stock	**	1,585,821
Wal-Mart Stores Inc.	Common Stock	**	407,538
Waste Management, Inc.	Common Stock	**	1,138,894
*Wells Fargo & Company	Common Stock	**	2,819,406
Westar Energy, Inc.	Common Stock	**	1,982,965
Western Digital Corporation	Common Stock	**	309,242
Whirlpool Corp.	Common Stock	**	306,573
Xcel Energy Inc.	Common Stock	**	1,386,115
Zimmer Holdings, Inc.	Common Stock	**	1,132,553
SPDR S&P 500 ETF Trust	Exchange Traded Fund	**	401,479
*Wells Fargo Advantage 100% Treasury Money Market Fund	Money Market Mutual Fund	**	3,407,870
			$134,195,022

	Accrued income receivable	**	217,215
	Receivables for investment securities sold	**	311,778
	Payables for investment securities purchased	**	(503,593)
	Accrued expenses	**	(156,648)
Total American Century Value Account			$134,063,774

T. Rowe Price Mid-Cap Value Account:

ACCO Brands Corporation	Common Stock	**	260,313
ADTRAN, Inc.	Common Stock	**	672,176
American Electric Power Company, Inc.	Common Stock	**	896,280
AngloGold Ashanti Limited	Common Stock	**	304,289
Applied Materials, Inc.	Common Stock	**	1,412,840
Archer-Daniels-Midland Company	Common Stock	**	1,049,037
ASML Holding N.V.	Common Stock	**	391,806
Automatic Data Processing, Inc.	Common Stock	**	108,319
Avon Products, Inc.	Common Stock	**	1,319,684
AVX Corporation	Common Stock	**	564,872
AXIS Capital Holdings Limited	Common Stock	**	273,656

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
BankUnited, Inc.	Common Stock	**	589,004
Beam, Inc.	Common Stock	**	372,649
Brown-Forman Corporation Class B	Common Stock	**	417,450
Cablevision Systems Corporation	Common Stock	**	1,150,380
Calpine Corporation	Common Stock	**	1,270,913
Campbell Soup Company	Common Stock	**	477,993
Capitol Federal Financial, Inc.	Common Stock	**	762,188
CarMax, Inc.	Common Stock	**	484,266
Charter Communications, Inc. Class A	Common Stock	**	1,219,840
Cintas Corporation	Common Stock	**	1,063,400
CIT Group, Inc.	Common Stock	**	1,989,960
CNA Financial Corporation	Common Stock	**	450,961
Commerce Bancshares, Inc.	Common Stock	**	363,923
CONSOL Energy, Inc.	Common Stock	**	1,190,910
CoreLogic, Inc.	Common Stock	**	1,599,048
Cousins Properties Incorporated	Common Stock	**	396,625
DreamWorks Animation SKG, Inc. Class A	Common Stock	**	1,040,596
Duke Energy Corporation	Common Stock	**	429,565
E*Trade Financial Corporation	Common Stock	**	1,615,475
Electronic Arts, Inc.	Common Stock	**	142,394
Enstar Group Limited	Common Stock	**	89,584
Entergy Corporation	Common Stock	**	484,500
Exterran Holdings, Inc.	Common Stock	**	1,878,544
Federated Investors, Inc. - Class B	Common Stock	**	157,794
Fidelity National Financial, Inc.	Common Stock	**	1,304,670
First American Financial Corporation	Common Stock	**	1,621,257
First Horizon National Corporation	Common Stock	**	1,396,319
FirstEnergy Corp.	Common Stock	**	1,206,864
Flowers Foods, Inc.	Common Stock	**	1,289,158
Forest City Enterprises, Inc.	Common Stock	**	395,675
Forest Laboratories, Inc.	Common Stock	**	1,052,536
Franco-Nevada Corporation	Common Stock	**	855,378
General Growth Properties, Inc.	Common Stock	**	418,835
Gold Fields Limited	Common Stock	**	364,708
Greenhill & Co, Inc.	Common Stock	**	306,741
Hasbro, Inc.	Common Stock	**	416,440
HealthSouth Corporation	Common Stock	**	1,220,158
Hess Corporation	Common Stock	**	1,366,368
Hospira, Inc.	Common Stock	**	1,640,100
Ingersoll-Rand Public Limited Company	Common Stock	**	1,390,840
International Flavors & Fragrances Inc.	Common Stock	**	1,044,678

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
International Game Technology	Common Stock	**	962,143
Janus Capital Group Inc.	Common Stock	**	98,832
Kellogg Company	Common Stock	**	1,083,490
Kemper Corporation	Common Stock	**	941,050
Kindred Healthcare, Inc.	Common Stock	**	402,504
Legg Mason, Inc.	Common Stock	**	977,360
Lender Processing Services, Inc.	Common Stock	**	1,115,286
Life Technologies Corporation	Common Stock	**	824,544
Loews Corporation	Common Stock	**	1,157,300
M&T Bank Corporation	Common Stock	**	531,738
ManpowerGroup Inc.	Common Stock	**	1,718,820
Marsh & McLennan Companies, Inc.	Common Stock	**	1,682,136
Marvell Technology Group Ltd.	Common Stock	**	386,232
Mattel, Inc.	Common Stock	**	1,241,418
McCormick & Company, Incorporated	Common Stock	**	660,712
MeadWestvaco Corporation	Common Stock	**	1,376,784
Molex Incorporated	Common Stock	**	1,446,336
Murphy Oil Corporation	Common Stock	**	1,381,560
NetApp, Inc.	Common Stock	**	251,625
Newmont Mining Corporation	Common Stock	**	1,490,724
Nexen Inc.	Common Stock	**	902,490
NiSource Inc.	Common Stock	**	761,634
Northern Trust Corporation	Common Stock	**	2,808,960
NRG Energy, Inc.	Common Stock	**	2,271,412
Nucor Corporation	Common Stock	**	474,980
ON Semiconductor Corporation	Common Stock	**	596,430
OneBeacon Insurance Group, Ltd.	Common Stock	**	212,670
Packaging Corporation of America	Common Stock	**	1,419,543
PBF Energy Inc.	Common Stock	**	717,535
Pepco Holdings, Inc.	Common Stock	**	392,200
PPL Corporation	Common Stock	**	1,402,870
Prologis, Inc.	Common Stock	**	186,099
QEP Resources, Inc.	Common Stock	**	965,613
Quest Diagnostics Incorporated	Common Stock	**	903,185
Raytheon Company	Common Stock	**	811,596
Sankyo Co. Ltd.	Common Stock	**	297,086
Scholastic Corporation	Common Stock	**	292,644
Select Medical Holdings Corporation	Common Stock	**	373,428
Southwest Airlines Co.	Common Stock	**	2,498,560
Steris Corporation	Common Stock	**	163,231
Strayer Education, Inc.	Common Stock	**	527,998

Lowe's 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4i -
Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
SunTrust Banks, Inc.	Common Stock	**	776,790
Sysco Corporation	Common Stock	**	1,655,818
Talisman Energy Inc.	Common Stock	**	1,561,274
TECO Energy, Inc.	Common Stock	**	479,336
Telephone & Data Systems, Inc.	Common Stock	**	1,221,464
Tellabs, Inc.	Common Stock	**	352,488
Tenet Healthcare Corporation	Common Stock	**	787,398
Textron Inc.	Common Stock	**	1,767,527
The Babcock & Wilcox Company	Common Stock	**	594,740
The Clorox Company	Common Stock	**	856,674
The Gap, Inc.	Common Stock	**	1,353,344
The Howard Hughes Corporation	Common Stock	**	321,288
The Kroger Co.	Common Stock	**	2,349,606
The Progressive Corporation	Common Stock	**	1,095,090
The Scotts Miracle-Gro Company	Common Stock	**	907,430
The St. Joe Company	Common Stock	**	676,244
The Washington Post Company	Common Stock	**	949,546
Tootsie Roll Industries, Inc.	Common Stock	**	370,837
Valero Energy Corporation	Common Stock	**	641,456
Visteon Corporation	Common Stock	**	758,862
Vulcan Materials Company	Common Stock	**	1,400,145
Weight Watchers International, Inc.	Common Stock	**	9,739
Weingarten Realty Investors	Common Stock	**	554,139
Westamerica Bancorporation	Common Stock	**	834,764
Weyerhaeuser Company	Common Stock	**	1,516,190
White Mountains Insurance Group, Ltd.	Common Stock	**	1,699,500
WMS Industries Inc.	Common Stock	**	336,000
WPX Energy, Inc.	Common Stock	**	514,848
Wright Medical Group, Inc.	Common Stock	**	545,740
Zimmer Holdings, Inc.	Common Stock	**	253,308
Alcoa	5.25%, $281,400 par, due 3/15/2014	**	404,337
Northern Institutional Government Select Fund	Money Market Mutual Fund	**	7,765,547
			$118,204,186

	Accrued income receivable	**	63,661
	Receivables for investment securities sold	**	10,225
	Payables for investment securities purchased	**	(214,417)
	Accrued expenses	**	(146,126)
Total T. Rowe Price Mid-Cap Value Account			$117,917,529

Total Investments			$3,519,416,034

* Permitted party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

Lowe’s 401(k) Plan
EIN: 56-0578072
Plan No: 003
Form 5500, Schedule H, Part IV, Line 4a –
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2012

Total that Constitute Nonexempt Prohibited Transactions
	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51

☐	Check here if late participant loan contributions are included	$-	$1,721	$-	$-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LOWE'S 401(k) PLAN

June 28, 2013	/s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm